Exhibit 99.1

Vertical Aerospace Provides H1 2026 Business Update

Company to host H1 2026 Business Update Conference Call today, at 08:30 am ET (13:30 BST)

●	Achieved piloted transition flight with two full-scale aircraft and completed five days of historic public eVTOL flight demonstrations at Farnborough International Airshow
●	Expanded Valo’s ecosystem through partnership with Near Earth Autonomy, proven provider of autonomous flight systems, and joining Honeywell Aerospace-led Project VERTI-GO, Europe’s equivalent of the FAA’s eVTOL Integration Pilot Program (eIPP)
●	Advanced discussions with the UK Government on up to £10 million ($13.5 million) for future production facilities
●	Strengthened financial position with approximately $100 million of financing commitments

NEW YORK & LONDON – August 13, 2026 - Vertical Aerospace (“Vertical” or the “Company”) (NYSE: EVTL), a global aerospace and technology company pioneering electric aviation, today provided a business update highlighting significant operational, strategic and financial progress during and subsequent to the first half of 2026 as it advances its Valo aircraft platform towards certification and commercialisation.

The Company’s H1 2026 financial results 6-K filing has been filed with the Securities Exchange Commission and is available on its Investor Relations website.

Stuart Simpson, CEO of Vertical Aerospace, said:

“2026 year-to-date has been one of the most significant periods in Vertical’s history. We achieved major flight test milestones, demonstrated our aircraft’s maturity through five consecutive days of flying at Farnborough, expanded the ecosystem around the aircraft and strengthened our financial position. Together, these achievements reflect disciplined execution against our certification and commercialisation roadmap.

We believe our one-platform strategy gives Vertical a distinct competitive advantage as the advanced air mobility market evolves. By developing electric, hybrid-electric and increasingly autonomous capabilities on a common aircraft platform, we can address a broad range of commercial and defence applications while leveraging a shared certification, manufacturing and operating ecosystem. This approach is designed to shorten development timelines, improve capital efficiency and reduce operating complexity, positioning Vertical to pursue multiple market opportunities and deliver long-term value, as we progress toward commercialisation.”

Recent highlights

Demonstrating the maturity of the aircraft

Significant progress across its piloted flight test programme as Vertical continued advancing towards certification.

●	In April, became only the second company globally to complete a piloted transition flight in a full-scale tiltrotor eVTOL. By August, its latest full-scale prototype had achieved the same milestone just over two months after beginning flight testing, progressing rapidly through thrustborne, wingborne and then transition flight this week.

●	Completed the first piloted eVTOL transition demonstrations at the Farnborough International Airshow, successfully flying five consecutive days in front of more than 140,000 visitors.
●	Operated from multiple military and civil airports, building operational experience in real world environments.

Strengthening an ecosystem to serve multiple markets

Vertical continued to strengthen the ecosystem required to support long-term commercial operations for its Valo electric and hybrid-electric platform across a broad range of commercial, government and defence applications.

●	Expanded its defence strategy through a partnership with Near Earth Autonomy, a proven provider of autonomous flight systems, supporting Valo’s common platform strategy across commercial and defence markets.
●	Continued development of its hybrid-electric aircraft programme, including integration testing for its next-generation propulsion system, while the UK Ministry of Defence confirmed interest in Vertical’s hybrid-electric and autonomous capabilities.
●	Continued investment in Vertical’s proprietary battery technology while launching the UK Government-backed ECLiPSE programme to develop next-generation charging and thermal management technologies designed to support the electric aviation market and Vertical’s reoccurring battery revenue opportunity.
●	Joined Honeywell Aerospace-led Project VERTI-GO - Europe’s equivalent of the FAA’s eVTOL Integration Pilot Program (eIPP) - to support the safe integration of eVTOL aircraft into European airspace, while continuing engagement with six regulators across key international markets.

Building the manufacturing capability to scale

Vertical is building the manufacturing capability needed to support early production, future industrial scale-up and long-term commercial growth.

●	Entered advanced discussions with the UK Government regarding up to £10 million ($13.5 million) support for the first of its planned production facilities.
●	Continued progress on its early aircraft assembly facility at Cotswold Airport and expanded Vertical Energy Centre, both due to open later this year.
●	Signed a non-binding Memorandum of Understanding with UK Export Finance to establish a framework for potential export-linked and customer financing support.

Funding and financial outlook

●	Announced financing commitments of approximately $100 million from existing and new investors to support continued progress towards certification and commercialisation.
●	The Company had approximately $134 million (£99 million) in cash and cash equivalents as of August 13, 2026.
●	Short-term liquidity, together with the remaining proceeds from the financing commitments expected on or about August 13, 2026, and anticipated future draws under available facilities, is expected to provide at least 12 months of runway.

●	Expected net cash outflows of approximately $150 million (£110 million) over the next 12 months, reflecting continued investment in certification, manufacturing readiness and hybrid-electric development.

Upcoming Milestones

●	Critical Design Review expected by 2026 year-end, which establishes the certifiable design baseline for its aircraft and enables the build and test of certification-conforming aircraft.
●	The opening of Vertical’s early aircraft production facility in Q3 2026 and its expanded Energy Centre, which will triple battery production capacity over time, in Q4 2026.
●	Development of future production capabilities, including the planned establishment of production facilities in the UK.
●	The retrofit of the Company’s latest prototype aircraft for hybrid-electric flight testing in the first half of 2027.

Joining the H1 Webcast

Vertical will host a webcast at 08:30 am ET (13:30 BST) today to discuss the first half progress. The call will be hosted by Stuart Simpson, Vertical’s CEO, joined by Simon Davies, Vertical’s Chief Test Pilot, and Michael Cervenka, Vertical’s Chief Commercial & Strategy Officer.

To access the webcast, visit Vertical’s Investor Relations website at https://investor.vertical-aerospace.com/events-and-presentations/events/. If unable to attend the webcast, to listen by phone, please dial +1 833-461-5787 or +44 808 196 8935; meeting ID: 222 109 240.

A replay will be available on the Company’s website following the event.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Valo is a piloted, four-passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including Honeywell, Syensqo and Sonaca, with its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of Valo, with customers across four continents, including American Airlines, Avolon, Bristow, GOL and Japan Airlines. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical’s experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the our future results of operations and financial position as well as our expected financial and operational performance, liquidity, growth and profitability strategies, including our expected cash runway, the business strategy and plans and objectives of management for future operations, certification and the commercialization of the Valo aircraft and the hybrid-electric Valo variant on any particular timeline or at all, including the targeted timeline for completion of CDR, and the completion of piloted flight test program and flight demonstrations; selection of suppliers; our plans for manufacturing and production facilities; our ability to raise additional capital to fund our operations; our plans for capital expenditures which could be higher than anticipated; the design and manufacture of the Valo aircraft; the differential strategy compared to our peer group; the features and capabilities of the Valo aircraft; potential revenue opportunities; expectations surrounding pre-orders and commitments; the continued announced financial support and interest from the UK Government; as well as statements that include the words “goals,” “targets,” “objectives,” “plan,” “expect,” “intend,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected. The targets, expectations and estimates included in this report were prepared by the Company’s management team based on information available at the time such information was developed and reflects numerous assumptions, including those related to general business, economic, market, and financial conditions, as well as other factors that are difficult to predict and many of which are beyond the Company’s control. The Company believes the assumptions underlying such targets, expectations and estimates were reasonable at the time such information was prepared. However, important factors that may affect actual results and cause the results reflected in such targets, expectations and estimates not to be achieved including, among other things, risks and uncertainties relating to the Company’s business, industry performance, the regulatory environment, and general business and economic conditions, as discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 24, 2026, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

For more information:
Media:
Justin Bates, Head of Communications
justin.bates@vertical-aerospace.com
+44 7878 357 463

Investor relations:
Gillian Levine, Investor Relations Lead
gillian.levine@vertical-aerospace.com
+1 248 470 8732